Filed by Global Partner Acquisition Corp II pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Global Partner Acquisition Corp II

Commission File No. 001-39875

Stardust Power: Securing a domestic, sustainable supply of battery-grade lithium for a clean future

On March 14, 2024, Innovation News Network published the following article contributed to by Stardust Power’s Investor Relations Team:

With the proliferation of lithium production not only in the US but across the globe, Stardust Power is leveraging its network and strategic partnerships to source and produce battery-grade lithium domestically.

Stardust Power’s mission is to be committed to producing battery-grade lithium products while incorporating sustainability into each step of its process.

Their large-scale lithium refinery is now being optimised for multiple lithium brine outputs, which will help secure domestic, sustainable supplies for the US.

We spoke to Stardust Power to further understand the need for a domestic, sustainable supply of battery-grade lithium and how the refinery will help to meet these goals.

Why are domestic lithium production and refinery capacity in the US important? How is the US Government incentivising this?

The world needs more battery-grade lithium, especially America. Lithium is critical to powering America’s energy transition and this phase of global electrification.

With the global demand for lithium projected to soar, reaching nearly 3.5 million tonnes by the end of the decade, the US must strengthen its domestic production capabilities to meet its own needs and reduce dependency on imports.

The US currently does not produce nearly enough battery-grade lithium domestically. Thanks to early producers such as Albermarle and Livent, America produces approximately 20,000 tpa. However, we need more production.

Once completed, the Stardust Power refinery could satisfy up to 10% of the domestic lithium demand, making it a significant domestic manufacturer.

Additionally, domestic production promotes economic growth and job creation, stimulating local and national economies. It reduces trade deficits, strengthens domestic industries, and promotes ingenuity and technological advancement in the clean energy sector.

Our investment of over $1bn alone is expected to create hundreds of jobs. Moreover, producing lithium domestically aligns with sustainability goals, allowing for more stringent environmental regulations and ethical sourcing practices.

The US Government has been actively supporting the domestication of critical minerals production.

The DOE has issued billions of dollars of grants including the Bipartisan Infrastructure Law. Currently, they are allocating $3bn in this round.

The DOE LPO ATVM Program provides financing for projects that meet its criteria. Also, the Department of Defense has expanded its grant system for production through the Defense Production Act.

State governments have been doing their part as well. Stardust Power has an excellent relationship with the State of Oklahoma and has been provided with an analysis of incentives up to $257m.

How will Stardust Power’s battery-grade lithium refinery help realise the US’s supply chain security?

China currently dominates the lithium market with up to 85% refinery capacity. The US faces vulnerabilities in its critical minerals for sectors including defence and transportation. Rising geopolitical tension will increase Chinese protectionism.

Already, China has placed export restrictions on graphite, a key component of EV batteries. The US needs a secure supply chain of critical minerals, especially lithium, to maintain our economic, competitive edge and national security goals.

Stardust Power has developed a large-scale lithium refining capacity of American, IRA-compliant battery-grade lithium. Reducing its reliance on foreign sources of lithium, particularly in regions marked by geopolitical tensions, is a sizeable goal for the US.

Stardust Power is also sourcing the lithium feedstock from North America and potentially other FTA-compliant jurisdictions. By souring our feedstock from American markets and manufacturing domestically, we can present geopolitics from disruption to our supply chain.

How will Stardust Power work with oil and gas producers to address the US’s energy demands? Why is a partnership between the oil and gas industry and lithium refining essential?

America has been producing lithium brines for decades. Oil & gas producers have been producing lithium-rich brines in certain areas as a byproduct of their production. In most cases, they have to pay for the disposal of this brine at significant costs.

Stardust Power can recycle this wastewater for the production of lithium chloride to be used as a feedstock for our battery grade products. We can create new lines of revenue in the energy transition for oil & gas producers. DLE can extract the lithium from the produced water.

Why is a diversified supply of lithium from US brine sources necessary?

The future of American lithium is in brine. Hard rock resources are notoriously hard to permit inside the US.

Hard rock assets typically entail large open pit mining techniques which have a significantly higher environmental and carbon footprint. Hard rock sources typically require high degrees of exothermic reactions to refine.

Our chemical conversion process does not require as much, so we can produce lithium brines responsibly and sustainably to power the energy transition.

Stardust Power’s technological innovation is optimising our central refinery for multiple sources of brine feedstock. By aggregating supply, we can scale production of battery-grade lithium products faster and more efficiently.

This approach also limits the risk of dependence on single assets.

What are the next steps for Stardust Power in 2024?

Stardust Power seeks to effectuate its merger with GPAC this summer. We aim to complete our definitive feasibility study by the end of the year early next year, and we will continue to aggregate feedstock opportunities.

We also will continue to be a proud supporter of resilient American supply chains through a collaborative and transparent process.

What is the anticipated annual production of high-quality battery-grade lithium?

The anticipated production of battery-grade lithium is 50,000 tonnes per annum. This will be achieved by developing two trains, each with a capacity of 25,000 tpa.

What considerations does Stardust Power give to sustainability?

Sustainability is built into each step of our process. We choose brine feedstock over hard rock to have a smaller carbon and environmental footprint.

We are designing our production trains as fully electric, we are designed for zero liquid waste discharge. We ever source power from largely sustainable sources such as wind and solar.

The batteries made from our products will power the energy transition.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act” and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, Global Partner Acquisition Corp II’s (“GPAC II”) and Stardust Power Inc.’s (the “Company”) ability to consummate the transaction, the benefits of the transaction, GPAC II’s and the Company’s future financial performance following the transaction, as well as GPAC II’s and the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based on GPAC II’s and the Company’s management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. GPAC II and the Company caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of GPAC II and the Company. These risks include, but are not limited to, (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of GPAC II securities; (ii) the risk that the proposed business combination may not be completed by GPAC II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by GPAC II; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by GPAC II’s shareholders and the Company’s stockholders, the satisfaction of the minimum trust account amount following redemptions by GPAC II’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on the Company’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of the Company and potential difficulties in the Company’s employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against GPAC II or the Company related to the agreement and the proposed business combination; (vii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination (viii) the ability to maintain the listing of GPAC II’s securities on the Nasdaq; (ix) the price of GPAC II’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which the Company plans to operate, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (xi) the impact of the global COVID-19 pandemic and (xii) other risks and uncertainties related to the transaction set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in GPAC II’s prospectus relating to its initial public offering (File No. 333-351558) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 11, 2021 and other documents filed, or to be filed with the SEC by GPAC II, including GPAC II’s periodic filings with the SEC, including GPAC II’s Annual Report on Form 10-K filed with the SEC on March 31, 2023 and any subsequently filed Quarterly Report on Form 10-Q. GPAC II’s SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

The foregoing list of factors is not exhaustive. There may be additional risks that neither GPAC II nor the Company presently know or that GPAC II or the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties described in GPAC II’s proxy statement contained in the registration statement on Form S-4 (File No. 333-276510) filed with the SEC on January 12, 2024 (the “Registration Statement”), including those under “Risk Factors” therein, and other documents filed by GPAC II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GPAC II and the Company assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither GPAC II nor the Company gives any assurance that either GPAC II or the Company will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination, GPAC II has filed a Registration Statement with the SEC that includes a preliminary prospectus with respect to GPAC II’s securities to be issued in connection with the proposed transactions and a preliminary proxy statement with respect to the shareholder meeting of GPAC II to vote on the proposed transactions (the “proxy statement/prospectus”). GPAC II may also file other documents regarding the proposed business combination with the SEC. The proxy statement/ prospectus will contain important information about the proposed business combination and the other matters to be voted upon at an extraordinary general meeting of GPAC II’s shareholders to be held to approve the proposed business combination and other matters and may contain information that an investor may consider important in making a decision regarding an investment in GPAC II’s securities. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF GPAC II AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL RELEVANT DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT GPAC II, THE COMPANY AND THE PROPOSED BUSINESS COMBINATION.

The Registration Statement is not yet effective. After the Registration Statement is declared effective, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to shareholders of GPAC II as of a record date to be established for voting on the proposed transactions. Shareholders of GPAC II are able to obtain free copies of the Registration Statement and, once available, will also be able to obtain free copies of the definitive proxy statement/ prospectus and all other relevant documents containing important information about GPAC II and the Company filed or that will be filed with the SEC by GPAC II through the website maintained by the SEC at http://www.sec.gov, or by directing a request to Global Partner Acquisition Corp II, 200 Park Avenue 32nd Floor, New York, New York 10166, attention: Global Partner Sponsor II LLC or by contacting Morrow Sodali LLC, GPAC II’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

GPAC II, the Company and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from GPAC II’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers of GPAC II and a description of their interests in GPAC II is set forth in GPAC II’s filings with the SEC (including GPAC II’s prospectus relating to its initial public offering (File No. 333-251558) declared effective by the SEC on January 11, 2021, GPAC II’s Annual Report on Form 10-K filed with the SEC on March 31, 2023 and subsequent filings on Form 10-Q and Form 4). Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement. The documents described in this paragraph are available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Global Partner Acquisition Corp II, 200 Park Avenue 32nd Floor, New York, New York 10166, attention: Global Partner Sponsor II LLC. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of GPAC II, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.